# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Date of event which requires filing of this statement: 03/20/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-073189
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,582,874; shared voting power 0; sole dispositive power 9,582,874; shared dispositive power 0; aggregate amount beneficially owned 9,582,874 (19.99% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,582,874; shared voting power 0; sole dispositive power 9,582,874; shared dispositive power 0; aggregate amount beneficially owned 9,582,874 (19.99% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,582,874; shared voting power 0; sole dispositive power 9,582,874; shared dispositive power 0; aggregate amount beneficially owned 9,582,874 (19.99% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,582,874; shared voting power 0; sole dispositive power 9,582,874; shared dispositive power 0; aggregate amount beneficially owned 9,582,874 (19.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Comment:
This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D previously filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule Amendment No. 1 is supplemented and amended, as the case may be, as follows:

The disclosures in Item 5 below are incorporated herein by reference.

On March 20, 2026, the Adviser on behalf of the Funds submitted written notice to Celcuity Inc. (the "Issuer") to increase the beneficial ownership limitation (the "Maximum Percentage") from 4.99% to 19.99% with respect to 481,437 and 5,666,350 prefunded warrants to purchase common stock ("Common Stock") of the Issuer at an exercise price of $0.001 per share (the "$0.001 Prefunded Warrants") held by 667 and Life Sciences, respectively.

As a result of the increase in the Maximum Percentage, the Reporting Persons may be deemed to beneficially own up to 19.99% of the outstanding Common Stock of the Issuer. The Reporting Persons did not acquire any additional securities of the Issuer in connection with the increase in the Maximum Percentage. The increase to the Maximum Percentage will become effective on May 20, 2026.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of $0.001 Prefunded Warrants, conversion of 2.75% Convertible Notes (as defined in Item 5) or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 46,271,259 shares of Common Stock outstanding as of November 6, 2025 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 13, 2025 plus 1,667,082 shares of Common Stock underlying $0.001 Prefunded Warrants exercisable within 60 days, subject to the limitations on exercise as described below. Set forth in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of $0.001 Prefunded Warrants, subject to beneficial ownership limitations described below and the principal amount of the 2.75% convertible notes of the Issuer, convertible at any time at the option of the holder into 19.4932 shares of Common Stock per $1,000 principal, subject to beneficial ownership limitations described below (the "2.75% Convertible Notes").
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. The direct holdings of the Funds are detailed in Exhibit 99.1, which is incorporated herein by reference.

The $0.001 Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any person who are members of a Section 13(d) group with the holders or any of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 19.99% of the outstanding Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the $0.001 Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The 2.75% Convertible Notes are only convertible to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or any of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the "Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the Beneficial Ownership Limitation, the Funds cannot presently convert any of the 2.75% Convertible Notes.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Direct holdings of the Funds

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing / President, By: Baker Bros. Advisors (GP) LLC, its general partner (03/24/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing / President (03/24/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (03/24/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (03/24/2026)